

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 18, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of ALDEL FINANCIAL INC., under the Exchange Act of 1934:

- Units, each consisting of one share of common stock and one-half of a Warrant
- Class A Common Stock, $0.0001 par value
- Warrants

Sincerely,